UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


(Amendment No. __ )*


Cherokee, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

16444H102

(CUSIP Number)

June 10, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

       x	Rule 13d-1(b)

       _	Rule 13d-1(c)

       _	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1.
NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cove Street Capital, LLC
27-5376591


2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

N/A


3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH


5.
SOLE VOTING POWER 		655,149


6.
SHARED VOTING POWER 		0


7.
SOLE DISPOSITIVE POWER 	655,149


8.
SHARED DISPOSITIVE POWER	0


9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

655,149


10.
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

N/A


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.8%


12.
TYPE OF REPORTING PERSON*(see instructions)

IA


Item 1(a).
Name of Issuer

Cherokee, Inc.


Item 1(b).
Address of Issuer's Principal Executive Offices:

5990 Sepulveda Boulevard, Suite 600
Sherman Oaks, CA 91411


Item 2(a).
Name of Persons Filing:

Item 2(b).
Address of Principal Business Office, or if None, Residence:
Item 2(c).
Citizenship:

Cove Street Capital, LLC
2321 Rosecrans Avenue, Suite 3275, El Segundo, CA 90245
Delaware


Item 2(d).
Title of Class of Securities:

Common Stock


Item 2(e).
CUSIP Number:

16444H102

Item 3.
 If This Statement Is Filed Pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:




X (e)
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).


If this statement is filed pursuant to Rule 13d-1(c), check this box.

N/A

Item 4.
Ownership


If the percent of class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


(a)
Amount beneficially owned: 655,149
	(b)
Percent of class: 7.8%

	(c)
Number of shares as to which such person has:


		(i)
	Sole power to vote or to direct the vote: 655,149

		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 655,149
		(iv)	Shared power to dispose or to direct the disposition of: 0


Item 5.
Ownership of Five Percent or Less of a Class



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

N/A


Item 6.
 Ownership of More than Five Percent on Behalf of Another Person.


If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.



N/A


Item 7.
 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.


N/A


Item 8.
Identification and Classification of Members of the Group.



N/A


Item 9.
Notice of Dissolution of Group.


N/A


Item 10. Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day June, 2013.


Cove Street Capital, LLC


By: /s/ Daniele Beasley

Daniele Beasley
President & CCO